UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

New World Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

Hank Tucker New World Technologies, Inc. 1363 Veterans Memorial Highway Suite 22 Hauppauge, NY 11788

888-605-3510

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000000000	13D	Page 2 of 4 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
Hank Tucker
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) [ ]
(b) [X]
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

2,000,000
	8.	Shared Voting Power

	9.	Sole Dispositive Power

2,000,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,000,000
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

56%
14.	Type of Reporting Person (see instructions)
HC

CUSIP No. 000000000	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

Class A Common Shares New World Technologies, Inc. 1363 Veterans Memorial Highway Suite 22 Hauppauge, NY 11788

Item 2. Identity and Background. (a) Hank Tucker (b) Business Address (c) Chief Executive Officer/Chairman - New World Technologies, Inc. 1363 Veterans Memorial Highway Hauppauge, NY 11788 (d) No (e) No (f) Citizen

Item 3. Source or Amount of Funds or Other Consideration.

Personal $200.00

Item 4. Purpose of Transaction.

Investment

Item 5. Interest in Securities of the Issuer.

(1) Hank Tucker (2) October 2018; (3) 2,000,000 shares; (4).0001 (5) Board of Directors meeting by Resolution

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7. Material to Be Filed as Exhibits.

Not Applicable

CUSIP No. 000000000	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

New World Technologies, Inc.

/s/ Hank Tucker

Chief Executive Officer

December 3, 2019